UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Thanksgiving Coffee Company, Inc.

Paul Katzeff

Joan Katzeff

(Name of the Issuer and Name of Person Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

0000949852

(CIK Number Company)

Joan Katzeff

Chief Financial Officer

Thanksgiving Coffee Company, Inc.

19100 South Noyo Harbor Drive

Fort Bragg, CA 95437

(707) 964-0118

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

with a copy to:

John Katovich, Esq.

Cutting Edge Counsel

344 Thomas L Berkley Way

Oakland, CA 94612

(510) 834-4530 x101

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$55,403.04	$6.04

*

Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 83,944 shares of Common Stock for $0.66 per share in cash in lieu of issuing fractional shares of Common Stock to holders immediately after the proposed Reverse Stock Split.

**	Determined pursuant to Rule 0-11(b)(1) by multiplying the Transaction Value by 0.00010910.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6.04	Filing Party: Thanksgiving Coffee Company, Inc.
Form or Registration No.: Schedule 13E (File No. 005-92014)	Date Filed: January 26, 2021

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Explanatory Note

This Final Amendment to the Rule 13e-3 Transaction Statement (the “Transaction Statement”) is being filed by Thanksgiving Coffee Company, Inc., a California benefit corporation (the “Company”) and Paul and Joan Katzeff as majority shareholders, under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, in connection with a “going private” transaction (the “Transaction”) relating to the outstanding shares of common stock, no par value (the “Common Stock”), of the Company.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the Rule 13e-3 Transaction that is subject to the Transaction Statement. All information in this amendment should be read in conjunction with the information contained or incorporated by reference in the Transaction Statement, as amended to date.

All information concerning each Filing Person contained in or incorporated by reference into this Final Amendment, the Transaction Statement, and the 14C Information Statement was supplied by such Filing Person.

The Schedule 13E-3 was initially filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2021, and was subsequently amended (Amendment No. 1) on March 10, 2021 (File No. 005-92014).

On March 30, 2021, the Company’s majority shareholders approved an amendment to the Company’s Articles of Incorporation (the “Restated Articles”) to effect a 1-for-200 reverse stock split of the Company’s common stock, no par value (the “Common Stock”), resulting in (i) holders prior to such split of fewer than 200 shares of Common Stock being converted into a fractional share, which were immediately cancelled and converted into a right to receive the “Fractional Share Purchases” as described in the Company’s definitive Information Statement on Schedule 14C filed with the SEC as amendment No. 1 on March 10, 2021

On May 1, 2021, the Company provided the Schedule 14C Information Statement filed with its amended Schedule 13E-3 to its holders of record of the Common Stock.

On June 17, 2021, the Company filed Restated Articles of Incorporation with the California Secretary of State, (File number A0930088) whereby, pursuant to Section 182 of the California General Corporation Law, (i) each 200 shares of Common Stock outstanding as of the effective date of the reverse stock split was combined into one whole share of Common Stock and (ii) the number of issued and outstanding shares of Common Stock was simultaneously and correspondingly reduced (collectively, the “Reverse Stock Split”). As permitted by Section 407 of the California General Corporation Law, no fractional shares of Common Stock were issued as a result of the Reverse Stock Split, and in lieu of issuing any fractional shares to any stockholder as a result of the Reverse Stock Split, the Company will make a cash payment in an amount equal to $0.66 per pre-split share of Common Stock to any stockholder that would otherwise hold a fractional share after giving effect to the Reverse Stock Split.

Following the Transaction, the Company has fewer than 500 stockholders of record and the Company’s total assets have not exceeded $10 million on the last day of each of its most recent three fiscal years. As a result, the Company is eligible to, and intends to, terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and suspend its reporting obligations under Section 15(d) of the Exchange Act, after which time the Company will no longer be subject to the periodic reporting requirements under the Exchange Act. Concurrently with the filing of this Final Amendment, the Company is filing a Form 15 with the SEC to terminate the registration of its common stock and suspend its reporting obligations with the SEC. The Company expects that the deregistration will become effective 90 days after the date of filing of the Form 15 with the SEC.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2021

Thanksgiving Coffee Company, Inc.

By:	/s/ JOAN KATZEFF
Joan Katzeff
Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2021

Paul Katzeff

/s/	PAUL KATZEF

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2021

Joan Katzeff

/s/	JOAN KATZEFF